UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS

FILED PURSUANT TO § 240.13D-1(A) AND

AMENDMENTS THERETO FILED PURSUANT TO § 240.13D-2(A)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 27)

Capital Product Partners L.P.

(Name of Issuer)

Common units, representing limited partner interests

(Title of Class of Securities)

Y11082206

(CUSIP Number)

Gerasimos (Jerry) Kalogiratos

Capital Maritime & Trading Corp.

3 Iassonos Street

Piraeus, 18537, Greece

Tel: +30 210 458-4950

with a copy to:

Richard A. Pollack

Sullivan & Cromwell LLP

1 New Fetter Lane

London, EC4A 1AN

Tel: +44-20-7959-8900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

CUSIP No. Y11082206	Page 2 of 10

1.	Name of Reporting Person Capital Maritime & Trading Corp.
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The Republic of The Marshall Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 39,808,881 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 39,808,881 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,808,881 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 72.3%(2)
14.	Type of Reporting Person CO

(1)

“Common Units” refers to the common units issued by Capital Product Partners L.P. (the “Issuer”) representing limited partnership interests of the Issuer. The Marinakis family, including Evangelos M. Marinakis, through its beneficial ownership of Capital Maritime, may be deemed to beneficially own the Common Units held by Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 55,039,143 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 3 of 10

1.	Name of Reporting Person Evangelos M. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 39,808,881 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 39,808,881 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 39,808,881 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 72.3%(2)
14.	Type of Reporting Person IN

(1)

Represents the number of Common Units held by Capital Maritime that may be deemed to be beneficially owned by the Marinakis family, including Evangelos M. Marinakis. The Marinakis family may be deemed to beneficially own Capital Maritime.

(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 55,039,143 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 4 of 10

1.	Name of Reporting Person Miltiadis E. Marinakis
2.	Check the Appropriate Box if a Member of a Group (A) ☐ (B) ☒
3.	SEC Use Only
4.	Source of Funds OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Greece

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: None
	8.	Shared Voting Power: 1,153,846 Common Units(1)
	9.	Sole Dispositive Power: None
	10.	Shared Dispositive Power: 1,153,846 Common Units(1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,153,846 Common Units(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.	Percent of Class Represented by Amount in Row (11) 2.1%(2)
14.	Type of Reporting Person IN

(1)	Represents the number of Common Units held by Capital Gas Corp. (“Capital Gas”) that may be deemed to be beneficially owned by Miltiadis E. Marinakis on behalf of the Marinakis family.
(2)	The percentages reported in this Schedule 13D are calculated using a denominator of 55,039,143 Common Units outstanding (excluding 870,522 treasury units and 348,570 general partner units).

CUSIP No. Y11082206	Page 5 of 10

This Amendment No. 27 amends and supplements the disclosures in Items 2 and 4 of the Schedule 13D (the “Schedule 13D”) filed with the SEC on April 4, 2008, as amended by amendments thereto filed on November 13, 2023, October 6, 2023, September 29, 2023, June 21, 2023, May 26, 2023, October 17, 2022, August 8, 2022, April 4, 2022, December 21, 2021, December 7, 2021, October 18, 2021, September 22, 2020, September 10, 2020, May 1, 2019, December 14, 2018, December 3, 2018, April 23, 2015, September 29, 2014, March 29, 2013, June 13, 2012, May 31, 2012, October 26, 2011, October 5, 2011, May 9, 2011, February 26, 2009, and April 30, 2008, relating to the Common Units of the Issuer, a limited partnership organized under the laws of the Republic of the Marshall Islands. Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged.

Item 2. Identity and Background.

This Schedule 13D is jointly filed by Capital Maritime & Trading Corp. (“Capital Maritime”), Evangelos M. Marinakis and Miltiadis E.

Marinakis (collectively, the “Reporting Persons”).

The principal business office and address of each Reporting Person is c/o Capital Maritime, 3 Iassonos Street Piraeus, 18537, Greece.

Mr. Evangelos M. Marinakis is the chairman and a director of Capital Maritime.

Mr. Miltiadis E. Marinakis is the son of Mr. Evangelos M. Marinakis. Although not engaged in day-to-day management, Mr. Miltiadis E. Marinakis holds and oversees certain shipping interests on behalf of the Marinakis family.

Capital Maritime is a corporation incorporated in the Marshall Islands. The principal business of Capital Maritime consists of shipping and transportation services.

Capital Gas is a corporation incorporated in the Marshall Islands. The principal business of Capital Gas consists of shipping and transportation services.

The name, position, address and citizenship of the directors and executive officers of Capital Maritime are set forth on Schedule A attached hereto, and are incorporated herein by reference.

During the past five years, none of the Reporting Persons, and to the best of their knowledge, none of the Reporting Persons’ directors or executive officers (as applicable) (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following:

On December 21, 2023, Capital Maritime acquired 34,641,731 Common Units at price per Common Unit of $14.25 from the Issuer pursuant to the Standby Purchase Agreement, dated as of November 24, 2023, by and between Capital Maritime and the Issuer. Payment for the Common Units acquired by Capital Maritime pursuant to the Standby Purchase Agreement was made by netting as described in Item 4 below under “Closing Amount”.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented to include the following:

Pursuant to that certain Umbrella Agreement, dated November 13, 2023, by and among the Issuer, Capital Maritime and Capital GP L.L.C. (the “General Partner”) (the “Umbrella Agreement”), on November 27, 2023, the Issuer distributed to holders of Common Units on November 24, 2023, rights to purchase Common Units (the “Rights”) at a price per Common Unit equal to $14.25 (the “Rights Offering Price”) (such offering, the “Rights Offering”). Pursuant to the Umbrella Agreement, Capital Maritime and the Issuer also entered into the Standby Purchase Agreement on November 24, 2023, pursuant to which Capital Maritime agreed to purchase from the Issuer, at the Rights Offering Price, the number of Common Units offered pursuant to the Rights Offering that are not issued pursuant to existing unitholders’ exercise of their Rights.

CUSIP No. Y11082206	Page 6 of 10

The subscription period for the Rights Offering expired at 5:00 p.m., New York City time, on December 13, 2023 and the Issuer delivered the Common Units to participating unitholders on or about December 21, 2023.

Following the closing of the Rights Offering, on December 21, 2023, Capital Maritime purchased from the Issuer 34,641,731 Common Units at the Rights Offering Price for an aggregate purchase price of $493,644,666.75 pursuant to the Standby Purchase Agreement.

Following the closing of the Rights Offering and the Standby Purchase Agreement, on December 21, 2023, Capital Maritime, the General Partner and the Issuer closed the Umbrella Agreement and the transactions set out below occurred simultaneously with the closing of the Umbrella Agreement.

Vessel Acquisitions

Capital Maritime and the Issuer entered into a share purchase agreement (the “AMI Share Purchase Agreement”) pursuant to which the Issuer acquired 100% of the equity interests of OMEGA GAS CARRIERS CORP. and replaced Capital Maritime as guarantor of the performance of OMEGA GAS CARRIERS CORP. under the bareboat charter in respect of OMEGA GAS CARRIERS CORP. and the Issuer paid to Capital Maritime the aggregate acquisition price under the AMI Share Purchase Agreement of $ 141,683,000. Pursuant to the AMI Share Purchase Agreement, the liquefied natural gas carrier (“LNG/C”) Amore Mio I was delivered to the Issuer on December 21, 2023 and has entered into a commercial and technical management agreement with Capital Gas Ship Management Corp. (“Capital Gas Management”), substantially on the same terms as the Issuer’s existing floating management agreement with Capital Gas Management.

Capital Maritime and the Issuer entered into share purchase agreements (each, an “Initial Vessels Share Purchase Agreement”), pursuant to which the Issuer will acquire 100% of the equity interests of each of the vessel-owning companies of the LNG/Cs Axios II, Assos, Apostolos, Aktoras, Archimidis and Agamemnon (the “Initial Vessels”), subject to the satisfaction of the terms and conditions of each Initial Vessels Share Purchase Agreement, and the Issuer paid to Capital Maritime a deposit in the amount of 10% of the aggregate acquisition price of the Initial Vessels or $174,400,000. The remainder with respect to each Initial Vessel will be paid upon delivery of such vessel and closing of the applicable Initial Vessels Share Purchase Agreement. On or before the closing date of each Initial Vessels Share Purchase Agreement, each Initial Vessel-owning subsidiary will enter into a commercial and technical management agreement with Capital Gas Management, substantially on the same terms as the Issuer’s existing floating management agreement with Capital Gas Management.

Capital Maritime and the Issuer entered into share purchase agreements (each, a “Remaining Vessels Share Purchase Agreement”), pursuant to which the Issuer acquired 100% of the equity interests of each of the vessel-owning companies of the LNG/Cs Alcaios I, Antaios I, Athlos and Archon (the “Remaining Vessels”) and the Issuer paid to Capital Maritime the aggregate purchase price for the Remaining Vessels of $138,100,000. The Issuer also entered into Supervision Agreements with Capital Gas Management, pursuant to which Capital Gas Management shall supervise the performance of the design, building, equipment, completion and delivery by the shipyard of the Remaining Vessels for a fee of $1,500,000 per vessel. On or before the date that each Remaining Vessels is delivered by the Shipyard, each Remaining Vessel-owning subsidiary will enter into a commercial and technical management agreement with Capital Gas Management, substantially on the same terms as the Issuer’s existing floating management agreement with Capital Gas Management.

Seller’s Credit Agreement

Capital Maritime issued to the Issuer an unsecured seller’s credit in an amount equal to $220,000,000 (the “Seller’s Credit Agreement”) to finance a portion of the purchase price for the Vessels. The Seller’s Credit Agreement provides that the seller’s credit bears interest at a rate of 7.5% per annum and has a maturity date of June 30, 2027. The Seller’s Credit Agreement contains customary cross-default provisions. In addition, the Seller’s Credit Agreement contains a covenant requiring the Issuer to prepay any amount drawn under the Seller’s Credit Agreement on a quarterly basis beginning on March 31, 2027 by an amount equal to the excess over $75,000,000 of the Issuer’s cash and cash equivalents that are freely available to the Issuer and able to be used by the Issuer for its general corporate purposes, less any actual or contemplated dividends or other distributions as at each applicable quarter end date. The Seller’s Credit also contains a covenant requiring the Issuer to prepay any amount drawn under the Seller’s Credit Agreement upon receipt of any new debt proceeds by the Issuer and/or its subsidiaries in an amount equal to the net cash proceeds received by the Issuer and/or its subsidiaries after deducting fees, costs and expenses and after deducting the amount of such proceeds that have been used to refinance any existing indebtedness of the Issuer and its subsidiaries.

CUSIP No. Y11082206	Page 7 of 10

Rights of First Refusal

Capital Maritime granted to the Issuer, beginning on December 21, 2023, rights of first refusal over (i) transfers of LNG/C vessels owned by Capital Maritime to third-parties, opportunities to order newbuild LNG/C vessels of which Capital Maritime becomes aware and employment opportunities for LNG/C vessels of which Capital Maritime becomes aware, in each case, for a period ending on December 21, 2033, (ii) transfers to third parties of two certain liquid CO2 carriers and two certain ammonia carriers recently ordered by Capital Maritime (the “New Energy Vessels”) for a period ending on the earlier of (x) with respect to each New Energy Vessel, the date on which such New Energy Vessel is delivered to Capital Maritime and (y) the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding Common Units and (iii) if the Issuer acquires a New Energy Vessel from Capital Maritime, employment opportunities for such New Energy Vessel of which Capital Maritime becomes aware, for a period ending on the date on which Capital Maritime and its affiliates no longer beneficially own at least 25% of the issued and outstanding Common Units.

Closing Amount

Pursuant the Umbrella Agreement and the Standby Purchase Agreement, the Issuer and Capital Maritime were permitted to net payments due to each other under the transactions contemplated by the Umbrella Agreement, including the Vessel acquisitions, the Rights Offering and the Standby Purchase Agreement. Accordingly, on December 21, 2023, Capital Maritime paid an aggregate amount of $ 39,461,666.75 to the Issuer representing the difference between (x) the Standby Purchase Amount of $493,644,666.75 due to the Issuer from Capital Maritime under the Standby Purchase Agreement and (y) the closing amount of $ 454,183,000 (the “Closing Amount”) due to Capital Maritime from the Issuer pursuant to the Umbrella Agreement, as netted against each other pursuant to and in accordance with Section 3.11 of the Umbrella Agreement such that receipt of the Common Units by Capital Maritime pursuant to the Standby Purchase Agreement satisfied and discharged the Issuer’s obligation to pay the Closing Amount to Capital Maritime pursuant to Section 3.10 of the Umbrella Agreement in its entirety.

Post-Closing Actions

Pursuant to the Umbrella Agreement, the Issuer and the General Partner shall change the name of the Issuer. The Issuer has also committed to explore the disposition of its container vessels and abstain from acquiring additional container vessels after the closing of the Umbrella Agreement. These provisions of the Umbrella Agreement constitute a statement of intent only and do not require the Issuer actually to dispose of its container vessels or to abstain from acquiring additional containers vessels. In addition, the Issuer, acting through the Conflicts Committee of the Board of Directors of the Issuer, and the General Partner shall in good faith negotiate and jointly work with tax and other advisors to agree to mutually acceptable terms for the conversion of the Issuer from a Marshall Islands master limited partnership to a corporation with customary corporate governance provisions and, subject to reaching such agreement, shall use their reasonable best efforts to cause such conversion to have been completed by June 21, 2024.

The foregoing description of the Umbrella Amendment is not intended to be complete and is qualified in its entirety by reference to the Umbrella Agreement, the full text of which was filed as Exhibit 99.1 to Amendment No. 26 to the Schedule 13D, filed with the SEC on November 13, 2023, and which is incorporated herein by reference.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby deleted and replaced in its entirety by the following:

(a)

Capital Maritime beneficially owns 39,808,881 Common Units, representing 72.3% of the outstanding Common Units. The Marinakis family, including Evangelos M. Marinakis, may be deemed to beneficially own, in aggregate, 39,808,881 Common Units through its beneficial ownership of Capital Maritime, representing, in aggregate, 72.3% of the outstanding Common Units.

The Marinakis family, including Mr. Miltiadis E. Marinakis, may be deemed to beneficially own, in aggregate, 1,153,846 Common Units, representing 2.1% of the outstanding Common Units, through Mr. Miltiadis E. Marinakis’ beneficial ownership of 100% of Capital Gas.

Furthermore, the General Partner owns 348,570 general partner units, representing a 0.6% partnership interest in the Issuer (calculated based on an aggregate of 55,387,713 outstanding units of the Issuer (excluding 870,522 treasury units and including the general partner units). Disclosure contained in Item 4 is incorporated herein by reference.

CUSIP No. Y11082206	Page 8 of 10

(b)

Reporting Person	Shares Beneficially Owned	% of Shares Beneficially Owned	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power
Capital Maritime(1)	39,808,881	72.3%	0	39,808,881	0	39,808,881
Evangelos M. Marinakis(1)	39,808,881	72.3%	0	39,808,881	0	39,808,881
Miltiadis E. Marinakis (2)	1,153,846	2.1%	0	1,153,846	0	1,153,846

(1)	Capital Maritime shares voting and dispositive power over the 39,808,881 Common Units that it beneficially owns with the Marinakis family, including Evangelos M. Marinakis.
(2)	Capital Gas shares voting and dispositive power over the 1,153,846 Common Units that it beneficially owns with the Marinakis family, including Miltiadis E. Marinakis.

Neither the filing of the Schedule 13D nor any of its contents shall be deemed to constitute an admission that any of the Reporting Persons (other than Capital Maritime) or the persons set forth on Schedule A is the beneficial owner of the Common Units referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Except as described herein, none of the Reporting Persons has engaged in any transactions in the Common Units during the past sixty days.

(d) Except as described in Item 6 of the Schedule 13D, no other person is known by any Reporting Person to have the right to receive or the power to direct the receipt of distributions from, or the proceeds from the sale of, Common Units beneficially owned by such Reporting Person.

Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Pursuant to the Umbrella Agreement, the registration and indemnification rights provided for in Section 7.19 of the Partnership Agreement apply to the Common Units issued to Capital Maritime pursuant to the Standby Purchase Agreement (and may be assigned, in whole or in part, in accordance with clause (e) of Section 7.19 of the Partnership Agreement). In addition, no later than 30 days after a written request by Capital Maritime which may be made beginning on May 21, 2024 (or such earlier time as may be agreed by the Conflicts Committee), the Issuer shall prepare and file with the SEC a registration statement under the Securities Act of 1933, as amended, on Form F-3 or the then appropriate form for an offering to be made on a delayed or continuous basis pursuant to Rule 415 under the Securities Act or any successor rule thereto, which covers all Common Units issued to Capital Maritime pursuant to the Standby Purchase Agreement (the “Shelf Registration Statement”), and shall use reasonable best efforts to cause such Shelf Registration Statement to become effective and remain effective pursuant to Section 7.19 of the Partnership Agreement. For the avoidance of doubt, the provisions of Section 7.19 of the Partnership Agreement shall apply to sales of Common Units pursuant to such Shelf Registration Statement. At any time and from time to time that the Shelf Registration Statement is effective, if Capital Maritime requests, the Issuer shall as promptly as practicable amend or supplement the Shelf Registration Statement to add a holder of such Common Units as a selling securityholder in such Shelf Registration Statement.

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SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: December 26, 2023

CAPITAL MARITIME & TRADING CORP.

/s/ Gerasimos (Jerry) Kalogiratos
Name: Gerasimos (Jerry) Kalogiratos
Title: Chief Financial Officer

EVANGELOS M. MARINAKIS

/s/ Evangelos M. Marinakis

MILTIADIS E. MARINAKIS

/s/ Miltiadis E. Marinakis

CUSIP No. Y11082206	Page 10 of 10

SCHEDULE A

Directors and Executive Officers of Capital Maritime:

Name and Position	Principal Business Address	Citizenship
Evangelos M. Marinakis	Capital Maritime & Trading Corp.	Greece

Director and Chairman	3 Iassonos Street

Piraeus, 18537, Greece

Gerasimos (Jerry) Kalogiratos	Capital Maritime & Trading Corp.	Greece

Director, President, Chief Executive Officer, Chief Financial Officer and Secretary	3 Iassonos Street

Piraeus, 18537, Greece

Pierre de Demandolx-Dedons	Capital Maritime & Trading Corp.	France

Director	3 Iassonos Street

Piraeus, 18537, Greece